

Mail Stop 4546

April 26, 2017

VIA E-mail
Mr. Steven Shebik
Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, IL 60062

> **Re: The Allstate Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-11840**

Dear Mr. Shebik:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 8. Reserve for Property-Liability Insurance Claims and Claims Expense, page 167

1. Please tell us:
    - why you did not disaggregate liability from physical damage for auto insurance in the tables presenting incurred claims and cumulative paid claims for 2012 – 2016; and
    - why you did not provide tables for "other personal lines" and "commercial lines."
    Provide us the information that would be provided in the separate tables for auto liability, auto physical damage, other personal lines and commercial lines, if available.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance